Endeavour Silver Completes US$16 Million At-the-Market Equity Financing

VANCOUVER, BC -- (Marketwired - April 26, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) has completed the previously announced At-the-Market (ATM) offering for up to US$16.5 million. Under the ATM, Endeavour sold 8,017,694 shares for net proceeds of US$16.0 million. The funds will be used to advance exploration and development of the Terronera project, expedite brownfields exploration and development programs at existing mines, and add to working capital.

Endeavour CEO Bradford Cooke commented: "We are pleased to have completed this financing as it significantly strengthens our balance sheet and helps fund our growth projects. In particular, we have initiated an aggressive exploration program at the Terronera project to significantly expand the resources. This should allow us to model a larger, more economically robust high grade, underground silver-gold mine and complete the engineering work needed to deliver a pre-feasibility study."

About Endeavour -- Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities under the Company's Prospectus and Registration Statement, the future effectiveness of the Company's Prospectus and Registration Statement, the anticipated use of proceeds from any offering made under the Company's Prospectus and Registration Statement, and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company's Registration Statement not becoming effective, risks related to the Company's condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com